UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of
September 2006
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F☑     Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes☐     No☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___.)

SIGNATURES
EX-99.1: Appointment at Total Scientific Development
EX-99.2: 1st half of 2006 Financial Results, Total Gabon
EX-99.3: Acquisition of Interest in Niscota Block, Columbia
EX-99.4: Appointment at Total Refining & Marketing
EX-99.5: Official Launching of Tempa Rossa Project, Italy
EX-99.6: Renewal of Partnership with La Prevention Routiere
EX-99.7: Notice of Share Buy-Back, 3rd quarter 2006
EX-99.8: UNDP and Total's Cooperation in the Asia-Pacific Region

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date : October 13, 2006	By : /s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE Title : Treasurer